FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  September 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

September 5, 2007

The Registrant announces assay results from the drill program conducted on its wholly-owned Yangshan Project located in southern Gansu Province in the People’s Republic of China (PRC).

2.

Exhibits

2.1

News Release dated September 5, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Matthew Kavanagh

Date:  September 5, 2007

Matthew Kavanagh

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH FSE: MI5
For Immediate Release	September 5, 2007

NEWS RELEASE

MINCO GOLD COMPLETES DRILLING AT YUEZHAO OCCURRENCE ON YANGSHAN PROJECT

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/AMEX:MGH/FSE:MI5) announces assay results from the drill program conducted on its wholly-owned Yangshan Project located in southern Gansu Province in the People’s Republic of China (PRC).  The project is located in the western end of the Qinling Gold Belt and exhibits identical geology, structure, alteration, and mineralization to the nearby Anba Gold Project.

The Yuezhao occurrence, which is located at the western end of the Yangshan Project area, previously identified significant strata-bound gold mineralization that was traced on surface for more than 1,000 metres.  Continuous channel samples across the mineralized zone averaged up to 2.17 g/t Au over 11.0 metres. The drill program was designed to test the down dip extension of the known surface mineralization delineated in trenching.

A total of 6 diamond drill holes for 1,740.7 metres were completed testing the strike length of the Yuezhao occurrence.  The potential mineralized target horizon was intersected within each drill hole with 4 of the 6 holes returning assay values for gold.

A table of meaningful results is provided below:

Hole No.	From (m)	To (m)	Drill Core Intercept (m)	Au(g/t)

ZK0-1	185.00	190.00	5.00	1.93
ZK0-2	253.30	256.32	3.02	1.29
ZK15-1				NSR
ZK16-1	310.86	312.51	1.65	1.84
ZK32-1				NSR
ZK48-1	42.40	44.62	2.22	1.49

NSR – No Significant Results

True widths for the mineralized intersections are typically from 65 to 90% of the stated intercepts.

Samples were prepared and assayed at Testing Center of Gansu Provincial Bureau of Non-Ferrous Geological Survey located in Tian Shui City, Gansu province, PRC.  Gold was assayed with fire assay and AAS or gravimetric finish. Reference materials were inserted by Minco staff geologists as a further assay control.  Check samples are currently being sent to PRA (Process Research Associated Ltd.)  laboratories in Kunming, PRC.

Minco Gold Chairman & CEO Dr. Ken Cai commented: “we are encouraged with the initial results, particularly the depth and strike length of the intersected alteration and associated mineralization when related to the overall geological setting.  Currently, we are aggressively following up other significant geochemical anomalies in this very large project area within the highly prospective Qinling Gold Belt.”

The Company also wishes to announce that it has dropped the Anba Gold project from its portfolio.  On January 31, 2007, Minco Gold announced that the Anba Gold project was deemed non-material and that the Company did not intend to perform any further work on the property.  Minco Gold is focusing its exploration efforts in the region on the 13 wholly-owned projects on the Yangshan gold belt.

This news release has been reviewed and approved for release by Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Gold and Qualified Person responsible for verification and quality assurance of the company's exploration data and analytical results.

About Minco Gold

Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) (formerly “Minco Mining & Metals Corporation”) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold and base metals properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China including the past producing Gold Bull Mountain mine. For more information on Minco and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.